

8x8 Announces CFO Transition Plan

SANTA CLARA, Calif. -- June 7, 2006 -- 8x8, Inc. (Nasdaq: EGHT), provider of Packet8 broadband voice over internet protocol (VoIP) and videophone communications services, today announced that James Sullivan submitted his resignation, effective June 30, 2006, from his role as the Company's chief financial officer (CFO) to pursue another career opportunity. There are no disagreements between the Company and Mr. Sullivan. 8x8 has initiated a search for a new CFO and is working with Mr. Sullivan on an orderly transition process.

Mr. Sullivan commented, "I have truly enjoyed working at 8x8 and will continue to be a strong advocate of the Company and its services. While this decision was difficult, I believe the change offers a personal opportunity to further my career and expand my expertise."

"Jim has made significant contributions to our corporate transformation since he joined the Company more than five years ago," commented Bryan R. Martin, 8x8's Chairman & CEO. "Jim has helped to grow our Packet8 communication services, enhanced our liquidity position and built a strong finance team in order to maintain the necessary internal business controls and to implement the numerous regulatory controls mandated by the SEC. I thank Jim for his contributions and wish him success in his future endeavors," concluded Mr. Martin.

About 8x8, Inc.

VoIP (voice over internet protocol) service provider 8x8, Inc. offers internet-based telephony solutions (http://www.packet8.net) for individual residential and business users as well as small to medium sized business organizations. In addition to regular Packet8 VoIP service plans, priced as low as $19.99 per month for unlimited anytime calling to the U.S. and Canada, 8x8 offers the Packet8 VideoPhone, the industry's first stand alone broadband consumer videophone with worldwide video calling, for $19.99 per month. Packet8 Virtual Office, 8x8's VoIP solution for small to medium sized businesses, is a hosted PBX service comprised of powerful business class features. For additional company information, visit 8x8's web site at http://www.8x8.com/.

NOTE: 8x8, the 8x8 logo, Packet8, the Packet8 logo and Packet8 Virtual Office are trademarks of 8x8, Inc. All other trademarks are the property of their respective owners.

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CONTACT:
Joan Citelli
JCitelli@8x8.com
(408) 687-4320